UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
"Washington, D.C. 20549"
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
ISHARES 2018 AMT FREE MUNI TERM ETF
(Name of Issuer)
EXCHANGE TRADED FUND
(Title of Class of Securities)
46429B580
(CUSIP Number)
"Michael B. Mahlik, 2 Neenah Center Suite 501, Neenah, WI 54956 920-967-5020" "(Name, Address and Telephone Number of Person "
Authorized to Receive Notices and Communications)
6/30/2014
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this*
Schedule is filed:
?  Rule 13d-1(b)
?  Rule 13d-1(c)
?  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting* person's initial filing on this form with respect to
"the subject class of securities, and for any subsequent amendment containing*"
 information which would alter
disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be* "deemed to be ""filed"" for the purpose of "
"Section 18 of the Securities Exchange Act of 1934 (""Act"") or otherwise*"
 subject to the liabilities of that section of the "Act but shall be subject to all other provisions of the Act (however, see*" the Notes).






CUSIP No. 46429B580

13G

Page 1 of 3 Pages











1

NAMES OF REPORTING PERSONS

LEGACY PRIVATE TRUST COMPANY AC LPTC PARTNERS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

80-0111987


2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3

SEC USE ONLY



4

CITIZENSHIP OR PLACE OF ORGANIZATION

XXXXXXXXXX








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5

SOLE VOTING POWER

"147,300"


6

SHARED VOTING POWER

"00,000"


7

SOLE DISPOSITIVE POWER

"147,300"


8

SHARED DISPOSITIVE POWER

"00,000"






9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

"147,300"


10

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    ?


11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.15%


12

TYPE OF REPORTING PERSON (see instructions)

BK













CUSIP No. 46429B580

13G

Page 2 of 3 Pages





Item 1.

(a)
Name of Issuer
Ishares 2018 AMT Free Muni Term ETF




(b)
Address of Issuer?s Principal Executive Offices
400 Howard Street
"San Francisco, CA 94105"



Item 2.

(a)
Name of Person Filing
Legacy Private Trust Company AC LPTC Partners




(b)
"Address of the Principal Office or, if none, residence "
"2 Neenah Center, Suite 501"
"Neenah, WI 54956"




(c)
Citizenship
Wisconsin




(d)
Title of Class of Securities
Exchange Traded Fund




(e)
CUSIP Number
46429B580



Item 3. If this statement is filed pursuant to ??240.13d-1(b) or 240.13d-2(b)* "or (c), check whether the person " filing is a:

(a)
?
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).





(b)
?
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)
?
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).





(d)
???
Investment company registered under section 8 of the Investment Company* Act of 1940 (15 U.S.C. 80a-8).





(e)
?
An investment adviser in accordance with ?240.13d-1(b)(1)(ii)(E);





(f)
?
An employee benefit plan or endowment fund in accordance with*
?240.13d-1(b)(1)(ii)(F);





(g)
?
A parent holding company or control person in accordance with*
?240.13d-1(b)(1)(ii)(G);





(h)
?
A savings associations as defined in Section 3(b) of the Federal Deposit* Insurance Act (12 U.S.C. 1813);





(i)
?
A church plan that is excluded from the definition of an investment company* under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);





(j)
?
"Group, in accordance with ?240.13d-1(b)(1)(ii)(J)."




Item 4.  Ownership.
Provide the following information regarding the aggregate number and* percentage of the class of securities of the issuer identified in Item 1.






(a)

"Amount beneficially owned:  147,300"






(b)

Percent of class:  6.15%






(c)

"Number of shares as to which the person has:  147,300"








(i)
"Sole power to vote or to direct the vote  147,300"








(ii)
Shared power to vote or to direct the vote  0.








(iii)
"Sole power to dispose or to direct the disposition of  147,300"








(iv)
Shared power to dispose or to direct the disposition of  0.





Instruction. For computations regarding securities which represent a right* to acquire an underlying security see
?240.13d-3(d)(1).
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date* hereof the reporting person has ceased to be the
"beneficial owner of more than five percent of the class of securities,*"
check the following     ?.
Instruction. Dissolution of a group requires a response to this item.
Item 6. Ownership of More than Five Percent on Behalf of Another Person. THE SHARES REPORTED IN THIS SCHEDULE 13G ARE HELD ON AN*
 AGGREGATE BASIS IN CLIENT
ACCOUNTS OVER WHICH LEGACY PRIVATE TRUST COMPANY HAS*
 SOLE AUTHORITY.  NO
SINGLE ACCOUNTS HOLD MORE THAN 5% OR MORE OF THE ISSUER?S*
 SHARES. LEGACY IS NOT
CONCLUSIVELY CLAIMING BENEFICIAL OWNERSHIP OF THESE*
 SHARES AS A RESULT OF THIS FILING.
Item 7. Identification and Classification of the Subsidiary Which * Acquired the Security Being Reported on By the Parent Holding Company.
    NOT APPLICABLE
Item 8.  Identification and Classification of Members of the Group.
     NOT APPLICABLE
Item 9.  Notice of Dissolution of Group.
     NOT APPLICABLE
Item 10.  Certification.





(a)

The following certification shall be included if the statement is filed* pursuant to ?240.13d-1(b):








"By signing below I certify that, to the best of my knowledge and belief, *" the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and * are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities*
 and were not acquired and are not held in connection with or as a participant in any transaction having that purpose*
 or effect.







(b)

The following certification shall be included if the statement is filed* pursuant to ?240.13d-1(c):








"By signing below I certify that, to the best of my knowledge and belief, *" the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing*
 or influencing the control of the issuer of the securities and were not acquired and are not held in connection with*
 or as a participant in any transaction having that purpose or effect.












CUSIP No. 46429B580

13G

Page 3 of 3 Pages





"    After reasonable inquiry and to the best of my knowledge and belief,*"
I certify that the information set forth in this "statement is true, complete and correct."

7/7/2014
Date

MICHAEL B. MAHLIK
Signature

PRESIDENT
Name/Title